Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171


Contact:  Pamela Sherry                       LabCorp Shareholder Direct
          336-436-4855                        800-LAB-0401
                                              www.labcorp.com


       LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK- ANNOUNCES
               NATIONAL AGREEMENT WITH AETNA U.S. HEALTHCARE

Burlington, NC, April 4, 2000 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE: LH) announced today that it has signed an extension to its existing agreement with Aetna U.S. Healthcare to provide laboratory services to Aetna U.S. Healthcare members. Details of the long-term agreement were not disclosed.

Effective April 1, LabCorp is one of the preferred national providers offering clinical laboratory testing to members of Aetna U.S. Healthcare's PPO, POS and indemnity plans nationwide. The agreement also provides the majority of Aetna U.S. Healthcare's HMO members with access to the services provided by LabCorp.

"We are delighted that Aetna U.S. Healthcare has selected LabCorp and recognizes the value of providing physicians and their patients with an alternative for laboratory services," said Thomas P. Mac Mahon, President and Chief Executive Officer of LabCorp. "LabCorp's national network is committed to providing a full range of quality services to Aetna U.S. Healthcare."

Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory
with  annual  revenues  of  $1.7 billion  in  1999.   With  18,000
employees and over 100,000 clients nationwide, the company offers more than 2,000 clinical tests ranging from simple blood analyses to sophisticated molecular diagnostics. LabCorp leverages its expertise in innovative clinical testing technology with three Centers of Excellence. The Center for Molecular Biology and Pathology,
in Research   Triangle   Park  (RTP),  North  Carolina,   develops
applications  for  polymerase chain reaction (PCR)  technology.
Its Center for Occupational Testing in RTP is the world's largest substance abuse testing facility, and the Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.

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Aetna U.S. Healthcare is the nation's leading health and
related benefits organization, providing a full spectrum of products ranging from health maintenance organizations (HMO) to indemnity health insurance, group life and disability products, and dental, vision, and pharmacy benefits to approximately 29 million Americans. In addition, Aetna U.S. Healthcare provides quality measurement and improvement programs and data analysis for providers and purchasers of health care. To learn more about Aetna U.S. Healthcare, check out the website at www.aetnaushc.com.

LabCorp noted that each of the above forward-looking statements is subject to change based on various important factors,
including  without  limitation,  competitive  actions  in   the
marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect each company's financial results is included in the Form 10-K for each for the year ended December 31, 1999 and subsequent SEC filings.